DC

No Act
P.E. 12-8-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

07043048

January 16, 2007

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/16/2007

Re: General Electric Company
Incoming letter dated December 8, 2006

Dear Mr. Mueller:

This is in response to your letter dated December 8, 2006 concerning the shareholder proposal submitted to GE by Myron Kreilein. We also received a letter from the proponent on December 22, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

JAN 24 2007

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Myron Kreilein
P.O. Box 34302
Louisville, KY 40232

PROCESSED
FEB 06 2007
THOMSON
FINANCIAL

40545

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS
1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

December 8, 2006

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareowner Proposal of Myron Kreilein*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company ("GE"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareowners Meeting (collectively, the "2007 Proxy Materials") a shareowner proposal and statements in support thereof (the "Proposal") received from Myron Kreilein (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

We understand that the staff of the Division of Corporation Finance (the "Staff") has confirmed that Rule 14a-8(k) requires shareowner proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, we are taking this opportunity to notify the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished to the undersigned on behalf of GE pursuant to Rule 14a-8(k).

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not provided the requisite proof of continuous stock ownership in response to GE's request for that information; and

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

In the alternative, should the Staff not concur in that regard, the Proposal is excludable pursuant to Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by shareowners under New York law.

THE PROPOSAL

The Proposal states:

"This proposal requires that all incentives for any company leader beyond a modest salary take the form of company stock. The leader may never sell this stock but may earn its dividends. The leader may will their stock as they choose."

The Proposal is attached hereto as <u>Exhibit A</u>.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal.

GE believes that it may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareowner] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareowner submits] the proposal."

GE received the Proposal on October 27, 2006. The Proponent did not include with the Proposal evidence demonstrating satisfaction of Rule 14a-8(b). *See* Exhibit A. Furthermore, the Proponent does not appear on the records of GE's stock transfer agent as a shareowner of record. Accordingly, on November 9, 2006, which was within 14 calendar days of GE receiving the Proposal, Mr. David M. Stuart, GE's Senior Counsel, discussed the Proposal and its deficiencies with the Proponent by telephone and sent a letter to the Proponent via first class mail to the address provided by the Proponent (the "Deficiency Notice"). *See* Exhibit B. The Deficiency Notice informed the Proponent of the requirements of Rule 14a-8 and how he could cure numerous procedural deficiencies, including that GE had not received sufficient proof of ownership, as required by Rule 14a-8(b). On November 10, 2006, GE also sent the Deficiency Notice to the Proponent via email at the email address provided by the Proponent during his telephone conversation with Mr. Stuart. *See* Exhibit C. GE additionally sent the Deficiency Notice to the Proponent by U.S. Postal Service Express Mail on November 10, 2006.[1] On November 27, 2006, Mr. Stuart again spoke with the Proponent by telephone, at which time the Proponent confirmed receipt of the Deficiency Notice that had been sent to him by first-class mail and by email. The Proponent informed Mr. Stuart that he had transmitted to GE via certified or registered mail a revised proposal and proof of his ownership of GE stock. Mr. Stuart asked the Proponent during that conversation and by email on November 28, 2006, to resend his submission because Mr. Stuart had not yet received it. *See* Exhibit E. The Proponent transmitted this information to GE on November 28, 2006, 2006 (the "Proponent's Response"). *See* Exhibit F.

The Proponent's Response included a brokerage statement from Edward D. Jones & Co. reflecting the holdings in a custodial Individual Retirement Account FBO Theresa Kreilein. The cover letter accompanying the Proponent's Response also states: "I Myron Kreilein on behalf of my family would like to present the attached shareholder proposal . . . Enclosed is proof of continued ownership by my family." This brokerage statement does not constitute a broker's statement regarding continuous ownership and cannot suffice as proof of compliance with Rule 14a-8(b)(2)(i). *See* Section C.1.c(2) of Staff Legal Bulletin No. 14 (July 13, 2001). Moreover, in his cover letter that accompanied the Proposal, the Proponent stated the Proposal was being submitted in his name ("I would like to present the attached . . . proposal . . . ."), not in the name of the custodial Individual Retirement Account FBO Theresa Kreilein. The Proponent has failed to provide GE with any of the documents that might constitute sufficient proof of

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[1] According to U.S. Postal Service records communicated to GE, attached hereto as Exhibit D, the letter arrived the next day, November 11, 2006, and notice was left for the Proponent on that day and again on November 13, 2006, but the Proponent never accepted delivery, and thus, the letter was returned to GE on November 20, 2006.

eligibility under Rule 14a-8(b). Thus, despite numerous instances in which GE informed the Proponent of his obligation to provide sufficient proof of ownership, GE never received sufficient evidence of the Proponent's continuous beneficial ownership of GE stock.

Rule 14a-8(f) provides that a company may exclude a shareowner proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. GE satisfied its obligation under Rule 14a-8 in the Deficiency Notice to the Proponent, which stated:

- the ownership requirements of Rule 14a-8(b);
- the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 days from the date the Proponent received the Deficiency Notice; and
- that a copy of the shareowner proposal rules set forth in Rule 14a-8 was enclosed.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of shareowner proposals based on a proponent's failure to provide satisfactory evidence of his eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004). More specifically, the Staff has consistently concluded that a brokerage statement is not satisfactory documentary evidence that the proponent satisfied the minimum ownership requirement for a one-year period as of the date that he submitted his proposal. *See e.g., American International Group, Inc.* (avail. Mar. 15, 2006); *Sky Financial Group* (avail. Jan. 13, 2005 and December 20, 2004); *Bank of America* (avail. Feb. 25, 2004); *RTI International Metals, Inc.* (avail. Jan. 13, 2004). Similarly, the Proponent's Response does not provide sufficient evidence that he continuously owned the minimum amount of GE stock as of the date the Proposal was submitted because it included only a brokerage statement and such statement was not for an account held in the Proponent's name.

Despite the Deficiency Notice, the Proponent has failed to provide GE with satisfactory evidence of the requisite beneficial ownership. Accordingly, we ask that the Staff concur that GE may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite so as To Be Inherently Misleading.

Rule 14a-8(i)(3) allows the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations. The Staff has consistently taken the position that vague and indefinite shareowner proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Staff has applied this long line of precedent to shareowner proposals concerning executive compensation and regularly concurred with the exclusion of such proposals under Rule 14a-8(i)(3) where aspects of the proposals created ambiguities that resulted in the proposals being vague or indefinite. In particular, the Staff has allowed exclusion of proposals relating to executive compensation that failed to define key terms. In *General Electric Co. (Newby)* (avail. Feb. 5, 2003), for example, the Staff permitted exclusion of a proposal to require "shareholder approval for all compensation for Senior Executives and Board members, not to exceed more than 25 times the average wage of hourly working employees," which failed to define the terms "compensation" and "average wage" and provided no guidance as to what types of executive compensation would be affected. Likewise, in *General Electric Co.* (avail. Jan. 23, 2003), the Staff concurred with the exclusion under Rule 14a-8(i)(3) of a proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" where the proposal failed to define the critical term "benefit" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal.

In *Eastman Kodak Co. (Kuklo)* (avail. Mar. 3, 2003), the Staff allowed the exclusion of a proposal that would have capped executive salaries at $1 million "to include bonus, perks [and] stock options," but failed to define various terms, including "perks," and gave no indication of how options were to be valued. And in *Woodward Governor Co.* (avail. Nov. 26, 2003), the Staff agreed that exclusion was appropriate where a proposal sought to implement a "policy for compensation for the executives . . . based on stock growth," and included a specific formula for calculating that compensation, but did not specify whether it addressed all executive compensation or merely stock-based compensation. *See also International Business Machines Corp.* (avail. Feb. 2, 2005) (concurring that a proposal was excludable under Rule 14a-8(i)(3) as impermissibly vague and indefinite where it asked that "the officers and directors responsible" for IBM's reduced dividend have "their pay reduced to the level prevailing in 1993"); *Otter Tail Corp.* (avail. Jan. 12, 2004) (concurring that a proposal requesting that future executive salary and stock option plans be changed to "limit" any benefits for either salary or stock options for five years could be excluded under Rule 14a-8(i)(3) because the language of the proposal did not address the scope and method of implementing such "limits" and, as such, was so vague that shareowners would be unable to determine either the meaning of the proposal or the consequences of its implementation); *PepsiCo, Inc.* (avail. Feb. 18, 2003) (excluding the same proposal as *Eastman Kodak* on substantially similar arguments).

Here, the Proposal "requires that all incentives for any company leader beyond a modest salary take the form of company stock." The Proposal is impermissibly vague and indefinite because it fails to define its most basic terms—i.e., "all incentives" and "a modest salary." If shareowners and board members cannot ascertain with reasonable certainty what compensation is covered by the Proposal, they plainly cannot "determine with any reasonable certainty exactly what actions or measures the proposal requires." Accordingly, there is a serious risk that the inquiry undertaken by GE's Board and the report ultimately produced "could be significantly different from the action envisioned by the shareholders voting on the proposal."

Shareowners and Board members could reasonably interpret the terms "incentives" and "modest salary" to mean a multitude of things. Some shareowners might interpret the phrase "incentives . . . beyond a modest salary" to apply only bonuses and similar performance-based arrangements. Other shareowners might reasonably interpret the phrase "incentives . . . beyond a modest salary" to apply to a broader category of compensation, including retirement benefits. In short, here, as in the letters listed above, the Proposal fails to define with reasonable certainty the types of compensation to which it applies.

Indeed, if anything, the Proposal is substantially *more* vague than the proposals excluded under Rule 14a-8(i)(3) in *General Electric Co.* (avail. Feb. 5, 2003) and elsewhere. In *General Electric*, as here, the proponent failed to define the specific types of compensation that would be subject to review by shareowners. But in that case, at least, the proponent used the term "all compensation" to identify the subject being reviewed. Likewise, in *Eastman Kodak*, the excluded proposal did not define the term "perks" or provide a method for valuing stock options, but it did at least list these forms of compensation as being included within its ambit. These deficiencies, while substantial, pale in comparison to those in the Proposal, which asks shareowners to cast their ballots on the basis of a single vernacular term—"incentives"—with no elaboration of any kind.

In summary, we believe that the Proposal is so vague and indefinite that it does not adequately inform shareowners of the report on which they are voting. Accordingly, consistent with the position taken by the Staff in *General Electric*, *Eastman Kodak*, and elsewhere, we believe that the Proposal may be excluded under Rule 14a-8(i)(3).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(1) Because It Is Not a Proper Subject for Action by Shareowners Under New York Law.

The Proposal properly may be omitted under Rule 14a-8(i)(1), which permits the exclusion of a shareowner proposal if the proposal is "not a proper subject for action by shareholders under the jurisdiction of the company's organization." The Proposal is not stated in precatory language such that it requests or recommends action. Rather, the Proposal would mandate that certain actions be taken: "This proposal requires that all incentives for any company leader beyond a modest salary take the form of company stock. The leader may never sell this stock but may earn its dividends. The leader may will their stock as they choose."

GE is incorporated under New York law. Section 701 of the New York Business Corporation Law ("NYBCL") provides that "the business of a corporation shall be managed under the direction of its board of directors" subject to the specified powers in the certificate of incorporation. Consequently, because the Proposal does not allow the GE's Board of Directors to exercise its judgment in managing GE, it is not a proper subject for action by shareowners under the laws of New York.

The Staff has consistently concurred with the view that a shareowner proposal that mandates or directs a company's board of directors to take certain action is inconsistent with the authority granted to a board of directors under state law and thus violates Rule 14a-8(i)(1). For example, in *International Paper Co.* (avail. Mar. 1, 2004), the Staff concurred that a shareowner proposal requiring that none of the five highest paid executives and any non-employee directors receive future stock options could be omitted from the company's proxy materials under Rule 14a-8(i)(1) as an improper subject for shareowner action under the NYBCL, if the proponent failed to provide the company with a proposal recast as a recommendation or request to the board of directors. *See also Longview Fibre Co.* (avail. Dec. 10, 2003) (indicating that a proposal requiring the board of directors to split a corporation into distinct entities was excludable under Rule 14a-8(i)(1) if the proponent did not provide the company, within seven days after receipt of the Staff's response, with a proposal recast as a recommendation or request); *Phillips Petroleum Co. (Quintas)* (avail. Mar. 13, 2002) (indicating that a proposal relating to an increase of 3% of the annual base salary of the company's chairman and other officers could be omitted from the company's proxy materials under Rule 14a-8(i)(1) as an improper subject for shareowner action under applicable state law, if the proponent did not provide the company, within seven days after receipt of the Staff's response, with a proposal recast as a recommendation or request).

This letter also serves as confirmation for purposes of Rule 14a-8(i)(2) that, as a member in good standing admitted to practice before courts in the State of New York, I am of the opinion that the subject matter of the Proposal is not a proper subject for action by GE's shareowners under the laws of the State of New York. Therefore, we believe that the Proposal may be omitted from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(1). In the alternative, if the Staff concludes that the Proposal is not properly excludable on this and the other basis set forth above, we respectfully request that the Staff require that the Proposal be revised as a recommendation or request and concur with our view that the Proposal may be excluded if it is not so revised within seven days of the Proponents' receipt of the Staff's response.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if GE excludes the Proposals from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, GE agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to GE only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or David M. Stuart, GE's Senior Counsel, at (203) 373-2243.

Sincerely,

Ronald O. Mueller

Enclosures

cc: David M. Stuart, General Electric Company
Myron Kreilein

100121717_5.DOC

EXHIBIT A

RECEIVED

OCT 27 2006

J. L. DENNISTON III
11 50 am

October 22, 2006

Gentlemen:

I would like to present the attached share holder proposal at the GE 2007 shareholder meeting.

Sincerely

Myron Kreilein

Myron Kreilein

21-Oct-2006

Myron Kreilein
P.O.Box 34302
Louisville, Ky 40232

OMQL 21-Oct-2006

Management Alignment to Sustainable Growth.

For the year 2000, GE reported 19 % per share net earnings growth, a 27% improvement over the 15% in 1999. This growth and growth improvement would in twenty-five years grow an annual dividend of one dollar to more than thirty thousand trillion dollars, or more than the value of our planet as we know it.

For 2005, GE reported -4 % per share net earnings growth, a decline of 11 percentage points from the 7% reported for 2004. This rate of decline would take a dollar annual dividend to a small fraction of a cent in 25 years.

Clearly, these two earnings growth patterns command vastly different company valuations.

Wall Street journalist Kathryn Reinhold criticizes the fantastic performance of the Welch era six years later. She mentions 10 billion dollars of losses following his tenure.

While GE apparently survived the 10 billion in losses, shareholder value declined significantly from 2000. A repeat of these losses or a multiple of these losses would be a disaster to our company.

This should be a warning that something is wrong and powerful change to drive new behavior is needed.

The actions of company leaders are clearly understandable once the incentives for the leaders are examined.

The common incentive characteristic to the GE 10 billion dollar loss and the Enron collapse is that company leaders were rewarded by achieving a good company valuation by a given time.

This practice is extremely dangerous as it encourages company leaders to exchange dollars of future earnings for pennies of current earnings. There are many legal and illegal ways to do this.

Mr. Welch earned 125 million one year in part to company valuation. The public experiences 10 billion dollars of losses in following years. Our current CEO and many directors wisely unloaded millions of dollars of shares before the frequently mentioned 911 disaster.

The integrity policies and the oversight mechanisms did not prevent the 10 billion dollar loss. Laws and jurisdictions may convict or embarrass a few company leaders after the fact, but they do not replace Enron as a thriving business or replace the 10 Billion dollar GE loss.

MMR 21-Oct-2006

Clearly, it is incumbent upon every shareholder and the public to proactively remove the incentive for company leaders to influence share price and install the incentive for balanced sustainable long-term performance.

This proposal requires that all incentives for any company leader beyond a modest salary take the form of company stock. The leader may never sell this stock but may earn its dividends. The dividends are one-half of the company's prior year net earnings. The leader may will their stock as they choose.

With aligned management, the "golden eggs" of quarterly dividends should grow perpetually.

This proposal solves numerous problems related to growth.

1) It would guide every leader to consider both short term and long-term consequences of their service to make balanced decisions.
2) Dollars of future earnings would not be exchanged for pennies of immediate earnings producing more earnings over the long term.
3) Extensive resources spent to "package, pull in, make for the quarter" earnings would not be needed and can be applied to grow earnings.
4) Organic or Inherent oversight would likely prevent 10 billion in losses more effectively then the current oversight. These resources can again be used to grow earnings.

I urge every shareholder, employee, retiree, customer, supplier, and financial institution to make a change for sustainable growth. Please vote yes to this proposal.

EXHIBIT B

David M. Stuart
Senior Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2243
F 203 373 2523
david.m.stuart@ge.com

November 9, 2006

VIA FIRST CLASS MAIL
Mr. Myron Kreilein
Post Office Box 34302
Louisville, KY 40232

Re: Shareowner Proposal

Dear Mr. Kreilein:

As we discussed over the telephone today, on October 27, 2006, General Electric Company received your shareowner proposal dated October 21/22, 2006. In addition, as discussed, GE believes that many aspects of our existing corporate programs and policies are consistent with your proposal. For instance, the Company presently has ownership guidelines in place for certain executive officers. We believe that these guidelines, together with certain other corporate policies, address the underlying objectives of your proposal.

This letter points out certain procedural deficiencies in your proposal, as set forth below, that Securities and Exchange Commission (SEC) rules require us to bring to your attention within fourteen days of our receipt of your proposal. Under the SEC's rules, your response to this letter addressing each of the issues set forth below must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

I. Proof of Continuous Ownership

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, (Exchange Act) provides that a shareowner must submit sufficient proof that the shareowner has continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year as of the date the shareowner submitted the proposal. We have not received your required proof of ownership.

Under the SEC rules, sufficient proof of ownership may be in the form of:

- a written statement from the "record" holder of your shares (usually your broker or a bank) verifying that, at the time you submitted this proposal, you owned a number of GE shares having the dollar value set forth above and that you had continuously held the shares for at least one year as of that date; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and your written statement that you continuously held the required number of shares for the one-year period.

Further, regardless of the method used to prove your continuous ownership of the required securities, you must provide a written statement to the Company that you intend to continue to hold the securities through the date of the shareowner meeting.

II. Multiple Proposals

Pursuant to Rule 14a-8(c) under the Exchange Act, a shareowner may submit no more than one proposal to a company for a particular shareowners' meeting. Your letter contains two proposals: one that addresses stock ownership of the Company's leader and a second that addresses GE's dividend policies. You can correct this procedural deficiency by indicating which proposal you would like to submit and which proposal you would like to withdraw.

III. Word Count

In addition, Rule 14a-8(d) of the Exchange Act requires that any shareowner proposal, including any accompanying supporting statement, not exceed 500 words. Your shareowner proposal, including your supporting statement, exceeds 500 words. To remedy this procedural defect, you must revise your shareowner proposal so that the proposal, including the supporting statement, does not exceed 500 words.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

Sincerely yours,

David M. Stuart

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

   (i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

   (ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

   (iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

   (i) The proposal;

   (ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   (iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

EXHIBIT C

-----Original Message-----
From: Stuart, David M (GE, Corporate) [mailto:david.m.stuart@ge.com]
Sent: Friday, November 10, 2006 12:01 PM
To: myron@[redacted]
Subject: Shareholder Proposal

Dear Mr. Kreilein:

Thank you for taking the time to discuss your shareholder proposal with John and me this morning. We appreciate your concerns and believe that the Company is addressing them through our stock ownership and stock option holding period requirements in addition to the other stock-based compensation programs we discussed with you.

We also appreciate your willingness to continue considering whether to withdraw your proposal. Please feel free to contact me if there is additional information we can provide.

As you requested, attached is the letter outlining the procedural issues that will need to be corrected in your proposal. You will also receive this letter by mail at your post office box.

Sincerely yours,

David M. Stuart

<<Kreileindefletter.pdf>>

EXHIBIT D

-----Original Message-----
From: U.S._Postal_Service_ [mailto:U.S._Postal_Service@usps.com]
Sent: Tuesday, November 21, 2006 2:10 PM
To: Bell, Deirdre
Subject: USPS Shipment Info for ET50 4325 893U S

This is a post-only message. Please do not respond.

Deirdre Bell has requested that you receive a Track & Confirm update, as shown below.

Track & Confirm e-mail update information provided by the U.S. Postal Service.

Label Number: ET50 4325 893U S

Service Type: Express Mail - Post Office to Addressee

Shipment Activity	Location	Date & Time
Delivered	WASHINGTON DC 20066	11/21/06 12:14pm
Enroute	WASHINGTON DC 20074	11/21/06 7:04am
Enroute	LOUISVILLE KY 40231	11/20/06 1:43pm
Unclaimed	LOUISVILLE KY 40232	11/20/06 12:36pm
Notice Left	LOUISVILLE KY 40232	11/13/06 8:02am
Notice Left	LOUISVILLE KY 40232	11/11/06 10:55am
Arrival at Unit	LOUISVILLE KY 40231	11/11/06 10:54am
Enroute	LOUISVILLE KY 40231	11/11/06 7:33am
Enroute	WASHINGTON DC 20074	11/10/06 5:52pm
Acceptance	WASHINGTON DC 20035	11/10/06 4:46pm

Reminder: Track & Confirm by email

Date of email request: 11/14/06

Future activity will continue to be emailed for up to 2 weeks from the Date of Request shown above. If you need to initiate the Track & Confirm by email process again at the end of the 2 weeks, please do so at the USPS Track & Confirm web site at http://www.usps.com/shipping/trackandconfirm.htm

----

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For more information, or if you have additional questions on Track & Confirm services and features, please visit the Frequently Asked Questions (FAQs) section of our Track & Confirm site at http://www.usps.com/shipping/trackandconfirmfaqs.htm

EXHIBIT E

-----Original Message-----
From: Stuart, David M (GE, Corporate) [mailto:david.m.stuart@ge.com]
Sent: Tuesday, November 28, 2006 10:59 PM
To: myron@[redacted]
Cc: Stuart, David M (GE, Corporate)
Subject: Shareholder Proposal

Mr. Kreilein:

I understand from our telephone conversation yesterday that you received by e-mail and regular mail our letter outlining the procedural deficiencies in your shareholder proposal. I did not hear back from you regarding the revised proposal that you said you sent me via certified or registered mail. Were you able to track it down? We have not yet seen the letter. In any event, although the deadline has passed for your submission, you may wish to forward it to me via e-mail or fax (203-373-2523) along with your verification of requisite share ownership. Please let me know what you intend to do. Thank you.

Dave

****
David M. Stuart
Senior Counsel
Investigations and Regulatory
General Electric Co.
3135 Easton Turnpike, W3B
Fairfield, CT 06828
(t) 203-373-2243
(c) 203-895-5701
(f) 203-373-2523
<<David Stuart (E-mail).vcf>>

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT F

November 20, 2007

I Myron Kreilein on behalf of my family would like to present the attached shareholder proposal. It has been revised to satisfy the procedural deficiencies brought to my attention by David Stewart. Enclosed is proof of continued ownership by my family. We will continue ownership to the 2007 shareholders meeting.

Sincerely;

Myron Kreilein
North Rinkers Creek Rd.
Salem, IN 47167

Therisa Kreilein
5003 North Rinkers Creek Rd.
Salem, IN 47167

Management Alignment to Sustainable Growth.

For the year 2000, GE reported 19 % per share net earnings growth, a 27% improvement over the 15% in 1999. This growth and growth improvement would in twenty-five years grow an annual dividend of one dollar to more than thirty thousand trillion dollars, or more than the value of our planet as we know it.

For 2005, GE reported -4 % per share net earnings growth, a decline of 11 percentage points from the 7% reported for 2004. This rate of decline would take a dollar annual dividend to a small fraction of a cent in 25 years.

Clearly, these two earnings growth patterns command vastly different company valuations.

Wall Street journalist Kathryn Reinhold criticizes the fantastic performance of the Welch era six years later. She mentions 10 billion dollars of losses following his tenure.

While GE apparently survived the 10 billion in losses, shareholder value declined significantly from 2000. A repeat of these losses or a multiple of these losses would be a disaster to our company.

This should be a warning that something is wrong and powerful change to drive new behavior is needed.

The actions of company leaders are clearly understandable once the incentives for the leaders are examined.

The common incentive characteristic to the GE 10 billion dollar loss and the Enron collapse is that company leaders were rewarded by achieving a good company valuation by a given time.

This practice is extremely dangerous as it encourages company leaders to exchange dollars of future earnings for pennies of current earnings. There are many legal and illegal ways to do this.

Mr. Welch earned 125 million one year in part to company valuation. The public experiences 10 billion dollars of losses in following years. Our current CEO and many directors wisely unloaded millions of dollars of shares before the frequently mentioned 911 disaster.

The integrity policies and the oversight mechanisms did not prevent the 10 billion dollar loss. Laws and jurisdictions may convict or embarrass a few company leaders after the fact, but they do not replace Enron as a thriving business or replace the 10 Billion dollar GE loss.

OVER

Clearly, it is incumbent upon every shareholder and the public to proactively remove the incentive for company leaders to influence share price and install the incentive for balanced sustainable long-term performance.

This proposal requires that all incentives for any company leader beyond a modest salary take the form of company stock. The leader may never sell this stock but may earn its dividends. The leader may will their stock as they choose.

With aligned management, the "golden eggs" of quarterly dividends should grow perpetually.

I urge every shareholder, employee, retiree, customer, supplier, and financial institution to make a change for sustainable growth. Please vote yes to this proposal

Account number: [redacted]
Statement type: At-a-glance
September 30 - October 27, 2006

201 Progress Parkway
Maryland Heights, MO 63043-3042
www.edwardjones.com
Member SIPC

Edward Jones
MAKING SENSE OF INVESTING

EDWARD D JONES & CO CUSTODIAN
FBO THERISA KREILEIN IRA
[redacted]
SALEM IN 47167-8659

RANDY PEPMEIER
PO BOX 372
SALEM IN 47167
812-883-4757
800-365-4757

Value Summary (Held at Edward Jones)

Value on Oct 27	[redacted]

September Statement Insert Correction
In the "New Fee Schedule Effective Jan. 1, 2007" insert, a $20 fee for each additional IRA for households with assets of $500,000 or more was noted. However, there are no fees on IRAs for households with $500,000 or more in assets with Edward Jones. Please accept our apology.

Your Retirement Account Summary

	This period	Cumulative
2006 Contributions	[redacted]	[redacted]
2005 Contributions	[redacted]	[redacted]

Your Assets at Edward Jones

Cash and money market funds	7-day current yield	7-day compounded yield	Current value
Retirement money market	4.00%	4.08%	[redacted]
Total cash and money market funds			[redacted]

Stocks	Our recommendation	Current price	Current shares	Current value	Amount invested	Amount withdrawn
DELL INC Symbol: DELL	Buy	23.080	[redacted]	[redacted]	[redacted]	—
GENERAL ELECTRIC CO Symbol: GE	Buy	35.210	178.23251	6,275.57	5,088.88	—
Total stocks				[redacted]	[redacted]	—

FAX

RepairMax
5003 North Rinkers Rd.
Salem, In 47167

To: Mr. David M. Stuart
Fax number: 1-203-373-2523

From: Myron Kreilein
Fax number: 502-409-5972
Business phone: 502-758-1000
Home phone:

Date & Time: 11/30/2006 10:11:32 AM
Pages: 5
Re: Revised shareholder proposal

Mr. Stuart,

I received your e-mail after business hours yesterday. According to postal records the revised proposal was received 28-Nov-2006 at 10:01 am. I have included in this fax everything I beleive you request. If you need any more information or further proof of our stock I will provide as well.

Myron Kreilein
502-758-1000

November 20, 2007

I Myron Kreilein on behalf of my family would like to present the attached shareholder proposal. It has been revised to satisfy the procedural deficiencies brought to my attention by David Stewart. Enclosed is proof of continued ownership by my family. We will continue ownership to the 2007 shareholders meeting.

Sincerely:

Myron Kreilein
North Rinkers Creek Rd.
Salem, IN 47167

Therisa Kreilein
5003 North Rinkers Creek Rd.
Salem, IN 47167

Management Alignment to Sustainable Growth.

For the year 2000, GE reported 19 % per share net earnings growth, a 27% improvement over the 15% in 1999. This growth and growth improvement would in twenty-five years grow an annual dividend of one dollar to more than thirty thousand trillion dollars, or more than the value of our planet as we know it.

For 2005, GE reported -4 % per share net earnings growth, a decline of 11 percentage points from the 7% reported for 2004. This rate of decline would take a dollar annual dividend to a small fraction of a cent in 25 years.

Clearly, these two earnings growth patterns command vastly different company valuations.

Wall Street journalist Kathryn Reinhold criticizes the fantastic performance of the Welch era six years later. She mentions 10 billion dollars of losses following his tenure.

While GE apparently survived the 10 billion in losses, shareholder value declined significantly from 2000. A repeat of these losses or a multiple of these losses would be a disaster to our company.

This should be a warning that something is wrong and powerful change to drive new behavior is needed.

The actions of company leaders are clearly understandable once the incentives for the leaders are examined.

The common incentive characteristic to the GE 10 billion dollar loss and the Enron collapse is that company leaders were rewarded by achieving a good company valuation by a given time.

This practice is extremely dangerous as it encourages company leaders to exchange dollars of future earnings for pennies of current earnings. There are many legal and illegal ways to do this.

Mr. Welch earned 125 million one year in part to company valuation. The public experiences 10 billion dollars of losses in following years. Our current CEO and many directors wisely unloaded millions of dollars of shares before the frequently mentioned 911 disaster.

The integrity policies and the oversight mechanisms did not prevent the 10 billion dollar loss. Laws and jurisdictions may convict or embarrass a few company leaders after the fact, but they do not replace Enron as a thriving business or replace the 10 Billion dollar GE loss.

Clearly, it is incumbent upon every shareholder and the public to proactively remove the incentive for company leaders to influence share price and install the incentive for balanced sustainable long-term performance.

This proposal requires that all incentives for any company leader beyond a modest salary take the form of company stock. The leader may never sell this stock but may earn its dividends. The leader may will their stock as they choose.

With aligned management, the "golden eggs" of quarterly dividends should grow perpetually.

I urge every shareholder, employee, retiree, customer, supplier, and financial institution to make a change for sustainable growth. Please vote yes to this proposal

Account number: [redacted]
Statement type: At-a-glance
September 30 - October 27, 2006

201 Progress Parkway
Maryland Heights, MO 63043-3042
www.edwardjones.com
Member SIPC

Edward Jones
MAKING SENSE OF INVESTING

EDWARD D JONES & CO CUSTODIAN
FBO THERISA KREILEIN IRA
[redacted]
SALEM IN 47167-8659

RANDY PEPMEIER
PO BOX 372
SALEM IN 47167
812-883-4757
800-365-4757

Value Summary (Held at Edward Jones)

Value on Oct 27	[redacted]

Your Retirement Account Summary

	This period	Cumulative
2006 Contributions	[redacted]	[redacted]
2005 Contributions	[redacted]	[redacted]

September Statement Insert Correction
In the "New Fee Schedule Effective Jan. 1, 2007" insert, a $20 fee for each additional IRA for households with assets of $500,000 or more was noted. However, there are no fees on IRAs for households with $500,000 or more in assets with Edward Jones. Please accept our apology.

Your Assets at Edward Jones

Cash and money market funds	7-day current yield	7-day compounded yield	Current value
Retirement money market	4.00%	4.08%	[redacted]
Total cash and money market funds			[redacted]

Stocks	Our recommendation	Current price	Current shares	Current value	Amount invested	Amount withdrawn
DELL INC Symbol: DELL	Buy	23.080	[redacted]	[redacted]	[redacted]	—
GENERAL ELECTRIC CO Symbol: GE	Buy	35.210	178.23251	6,275.57	5,088.88	—
Total stocks				[redacted]	[redacted]	—

FAX

RepairMax
5003 North Rinkers Rd.
Salem, In 47167

To:	David Stuart
Fax number:	1-203-373-2523
From:	Myron Kreilein
Fax number:	502-409-5972
Business phone:	502-758-1000
Home phone:	
Date & Time:	12/1/2006 8:44:41 AM
Pages:	3
Re:	stockholder proposal/ postal records

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Item: 7005 3110 0001 7556 0836 **Date/Time Mailed:** 11/22/2006 11:51

Destination	**ZIP Code:** 06828	**City:** FAIRFIELD	**State:** CT
Origin	**ZIP Code:** 40231-9999	**City:** LOUISVILLE	**State:** KY

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RECEIVED

2006 DEC 22 AM 11:44

OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

Myron Kreilein (the "Proponent")
P.O. Box 34302
Louisville, Kentucky 40232

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20529

Re. *General Electric Company Shareowner Proposal of Myron Kreilein*

Dear Ladies and Gentlemen:

This correspondence is to respond to the analysis made by the General Electric Company and its Counsel ("GE"), and to respectfully request that the staff of the Division of Corporate Finance (the "Staff) concur that the shareowner proposal and statements in support thereof (the "Proposal") is not properly excludable from the GE 2007 Proxy Materials.

GE gave in its analysis three bases for exclusion:

1) "...the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal...".

GE claims that "...This brokerage statement does not constitute a broker's statement..."

The brokerage statement submitted to GE was a written statement the "Written Statement" that stated $6,275.57 of GE stock was owned on Oct 27, 2006. The Written Statement further stated that no contributions were made in 2005 and in 2006. Without contributions in 2005 and in 2006, the stock held on Oct 27, was continuously held for the entire year of 2005 and for the entire year of 2006 until Oct 27, 2006. This meets the requirement that $2,000 of stock was held for one year prior to the submission of the proposal in October 27, 2006.

A copy of the Written Statement with this data is included in this correspondence.

GE had revised the Written Statement in its correspondence to the Staff. Specifically GE has concealed the critical data of continuous share ownership. More specifically, GE has blotted out in the Written Statement it submitted to the Staff that zero contributions were made in 2005 and zero contributions were made in 2006. The Written Statement states zero contributions were made in 2005 and zero contributions were made in 2006. This is proof of continuous stock ownership of the stock held on Oct 27, 2006 as stated in the Written Statement.

GE has expended resources to publicly communicate that investing in GE may be a family event. GE used the word "family" no less than three times in its recent annual report on page fifteen alone. The 2006 proxy statement contains four shareowner proposals that involve a representative. The proponent is acting as a representative to a family member whose written signature appears on the cover letter of the response to GE including the Written Statement of continuous stock owner ship. The proponent acting as a representative on behalf his family member Therisa Kreilein is not a basis for excluding the Proposal.

2) "The Proposal ... Is Not ... Proper... Under New York Law."

In the event and only in the event that the Staff finds the Proposal to violate applicable law, the Proposal may be recast where the word "requires" is replaced with the word "recommends". This is consistent with the request by GE.

3) " The Proposal...Is...Vague..."

Detailed specifics were withheld from the Proposal to permit the directors to exercise its judgment in managing GE.

In the event and only in the event that the Staff finds the Proposal sufficiently Vague to warrant exclusion from the GE 2007 Proxy materials, The Proposal may be recast where the words:

"This Proposal requires that all incentives for any company leader beyond a modest salary take the form of company stock. The leader may never sell this stock but may earn its dividends. The leader may will their stock as they choose."

Are replaced by:

"This proposal recommends that the stock option holding period described on page 26 of the GE 2006 Proxy statement be improved. The improvement is that the holding period is extended from one year to the remaining life of the officer."

The remaining portions of the proposal including the supporting statements are to remain intact.

Conclusion

Based on the foregoing correspondence, the proponent respectfully requests that the Staff of the Commission concur that GE is required to include the Proposal in its 2007 Proxy materials

Sincerely,

Myron Kreilein

Therisa Kreilein

Account number: 473-90682-1-3
Statement type: At-a-glance
September 30 - October 27, 2006

201 Progress Parkway
Maryland Heights, MO 63043-3042
www.edwardjones.com
Member SIPC

Edward Jones
MAKING SENSE OF INVESTING

EDWARD D JONES & CO CUSTODIAN
FBO THERISA KREILEIN IRA
5003 N RINKERS CREEK ROAD
SALEM IN 47167-8659

RANDY PEPMEIER
PO BOX 372
SALEM IN 47167
812-883-4757
800-365-4757

Value Summary (Held at Edward Jones)

Value on Oct 27	$52,289.26

September Statement Insert Correction
In the "New Fee Schedule Effective Jan. 1, 2007" insert, a $20 fee for each additional IRA for households with assets of $500,000 or more was noted. However, there are no fees on IRAs for households with $500,000 or more in assets with Edward Jones. Please accept our apology.

Your Retirement Account Summary

	This period	Cumulative
2006 Contributions	$0.00	$0.00
2005 Contributions	$0.00	$0.00

Your Assets at Edward Jones

Cash and money market funds	7-day current yield	7-day compounded yield	Current value
Retirement money market	4.00%	4.08%	$442.82
Total cash and money market funds			**$442.82**

Stocks	Our recommendation	Current price	Current shares	Current value	Amount invested	Amount withdrawn
DELL INC Symbol: DELL	Buy	23.080	120.	$2,769.60	$5,057.95	—
GENERAL ELECTRIC CO Symbol: GE	Buy	35.210	178.23251	6,275.57	5,088.88	—
Total stocks				**$9,045.17**	**$10,146.83**	—

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 8, 2006

The proposal requires all incentives for any company leader beyond a modest salary take the form of company stock that may never be sold but may earn dividends and be bequeathed as desired.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of GE's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which GE relies.

Sincerely,

Rebekah J. Toton
Attorney-Adviser

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